Exhibit 99.44

NexGen Announces Filing of NI 43-101 Technical

Report on its Rook I Project

Vancouver, BC, April 13, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to report that today it filed a technical report (the “Technical Report”) prepared in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects” (“NI 43-101”). The Technical Report supports the disclosure made by the Company in its March 3, 2016 news release announcing a maiden inferred mineral resource estimate for the Arrow Deposit of 201.9 M lbs at 2.63% U3O8.

There are no material differences in the mineral resource estimate contained in the Technical Report from that disclosed in the news release.

The Technical Report bearing an effective date of April 13, 2016 is entitled: “Technical Report on the Rook I Property, Saskatchewan, Canada” and was prepared by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA. Both are independent of NexGen and “qualified persons” for the purposes of NI 43-101.

The Technical Report is available for review under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.nexgenenergy.ca).

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

The Mineral Resource Estimate

The effective date of the mineral resource estimate is January 14, 2016. The mineral resource estimate is reported at a cut-off grade of 0.25% U3O8, based on a long-term price of US$65 per lb U3O8 and estimated mining costs. For a description of the key assumptions, parameters, and methods used to estimate the mineral resource please refer to the Technical Report (as defined above).

Scientific and technical information in this news release has been reviewed and approved by Garrett Ainsworth, NexGen’s Vice-President, Exploration and Development, a “qualified person” for the purposes of NI 43-101.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the anticipated timing of an updated mineral resource estimate based on 2016 drilling, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Corporation’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company’s Annual Information Form dated April 13, 2016 under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this news release are made as of the date of this news release and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.